UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Good Harbor Partners Acquisition Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

382094 209

(CUSIP Number)

HCFP Brenner Holdings, LLC
145 E. 57th Street, 10th Floor
New York, NY 10022
(212) 707-0418

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382094 209

1.	Names of Reporting Persons HCFP Brenner Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 382094 209

1.	Names of Reporting Persons Steven D. Shaffer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 382094 209

1.	Names of Reporting Persons Ira Scott Greenspan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $.0001 per share (“Common Stock”), of Good Harbor Partners Acquisition Corp, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 79 Byron Road, Weston, MA 02493.

Item 2.	Identity and Background

This Schedule 13D/A is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

HCFP Brenner Holdings, LLC (“HCFP”),

Steven D. Shaffer, and

Ira Scott Greenspan.

HCFP, Steven D. Shaffer and Ira Scott Greenspan are collectively referred to herein as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “group” for purpose of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D/A relates to 1,200,000 shares of Common Stock previously held by HCFP (the “Shares”).  As managing members of HCFP, Steven D. Shaffer and Ira Scott Greenspan shared voting and dispositive power over the securities previously held by HCFP.

The business address of the Reporting Persons is 145 East 57th Street, 10th Floor, New York, NY 10022.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Steven D. Shaffer and Ira Scott Greenspan are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 18, 2009, the Issuer repurchased 1,200,000 shares of Common Stock from HCFP, representing all of the shares owned by HCFP, at a per share purchase price equal to $0.025 per share or an aggregate amount of $30,000.

Item 4.	Purpose of Transaction

The Reporting Persons disposed of the Shares for liquidity purposes.

At the date of this Statement, the Reporting Persons have no plans or proposals which would result in:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)         Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date of this report, as managing members of HCFP, each of Steven D. Shaffer and Ira Scott Greenspan may be deemed to have been the beneficial owner of the Shares previously owned by HCFP.  Each of Steven D. Shaffer and Ira Scott Greenspan had the power to vote or direct the vote of, and/or power to dispose or direct the disposition of the Shares previously held, or deemed to be held, by HCFP.  Each of Steven D. Shaffer and Ira Scott Greenspan disclaim ownership of the Shares previously held, or deemed to be held, by HCFP except to the extent of his pecuniary interest therein.

There have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Repurchase Agreement by and between Good Harbor Partners Acquisition Corp. and HCFP Brenner Holdings, LLC dated June 18, 2009. Exhibit 2. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2009
HCFP BRENNER HOLDINGS, LLC
	By:	/s/ Steven D. Shaffer
Name: Steven D. Shaffer
Title/Position: Managing Member

/s/ Steven D. Shaffer
Steven D. Shaffer

/s/ Ira Scott Greenspan
Ira Scott Greenspan